FORUM CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash and cash equivalents	$	549,324
Investment banking fees receivable		6,381,494
Investment in limited liability company		5,457
Other assets		142,237
Total Assets	$	7,078,512
LIABILIITES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	31,417
Total Liabilities		31,417
Members' Equity		7,047,095
Total Liabilities and Members' Equity	$	7,078,512

See accompanying notes to financial statements.